Exhibit 99.1

Press Release

Dr. Omkar Goswami to retire from the Infosys Board of Directors

Bangalore – December 31, 2014: Infosys, a global leader in consulting, technology, outsourcing and next-generation solutions, today announced that in accordance with the retirement policy of the Company’s Board of Directors (Board), Dr. Omkar Goswami, Independent Director, will retire from the Board effective December 31, 2014. He joined the Infosys Board in November 2000.

Commenting on Dr. Goswami’s retirement, K. V. Kamath, non-executive Chairman of the Board said, “Dr. Goswami has been a part of the Infosys journey for more than a decade and the company has benefitted from his rich experience as a professional economist. The Board is sincerely thankful to Dr. Goswami for his contribution to the company’s growth and wishes him the best for his future endeavors.”

Dr. Omkar Goswami thanked the Board and said, “It has been a great honor and privilege to serve on the Board of Infosys. I joined the Board in November 2000, when the company's annual revenues had just crossed the USD 200 million mark. I am demitting office at a time when revenues are exceeding USD 8 billion. Throughout the progress of this iconic company, some things have not changed: its commitment to transparency, to strong corporate values and to integrity. These are what make me proud of Infosys, and confident of its future."

Dr. Goswami is the Founder and Chairman of Corporate & Economic Research Group (CERG) Advisory Private Limited. He has served on committees of several organizations as well as of the government, including the CII Committee on Corporate Governance and the Vijay Kelkar Committee on Direct Tax Reforms. He has also been a consultant to the World Bank, the International Monetary Fund, the Asian Development Bank and the Organization for Economic Co-operation Development.

A professional economist, Dr. Goswami obtained a Master’s degree in Economics from the Delhi School of Economics in 1978 and a D. Phil (Ph.D) from the University of Oxford in 1982. He taught and researched economics for 18 years at various universities in India and abroad. In March 1997, Dr. Goswami became the editor of Business India.

About Infosys

Infosys is a global leader in consulting, technology, outsourcing and next-generation services. We enable clients, in more than 50 countries, to stay a step ahead of emerging business trends and outperform the competition. We help them transform and thrive in a changing world by co-creating breakthrough solutions that combine strategic insights and execution excellence.

Visit www.infosys.com to see how Infosys (NYSE: INFY), with US$8.25 B in annual revenues and 165,000+ employees, is helping enterprises renew themselves while also creating new avenues to generate value.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2014 and on Form 6-K for the quarter ended September 30, 2014. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this press release is mentioned at the beginning of the release, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

For further information please contact:

Infosys Asia Pacific Sarah Gideon Infosys, India Phone: +91 80 4156 3373 Sarah_Gideon@Infosys.com	Infosys Americas John Gallagher Brunswick Group for Infosys, USA +1 415 316 8060 jgallagher@brunswickgroup.com